SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
AMENDMENT NO. 1

BURNS INTERNATIONAL SERVICES CORPORATION
(Name of Subject Company)

BURNS INTERNATIONAL SERVICES CORPORATION
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(including the associated preferred stock purchase rights)
(Title of Class of Securities)

122374101
(CUSIP Number of Class of Securities)

Robert E.T. Lackey
General Counsel
Burns International Services Corporation
200 South Michigan Avenue
Chicago, Illinois 60604
(312) 322-8500
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person Filing Statement)

COPY TO:

Peter R. Douglas
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York   10017
(212) 450-4000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Burns International Services Corporation, a Delaware corporation, hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), initially filed with the Securities and Exchange Commission (the "Commission") on August 7, 2000. The Schedule 14D-9 relates to the tender offer by Securitas Acquisition Corporation ("Purchaser"), a Delaware corporation and an indirect, wholly-owned subsidiary of Securitas AB, a joint stock company organized under the laws of Sweden, disclosed in a Tender Offer Statement on Schedule TO, dated August 7, 2000 and filed with the Commission, to purchase all of the outstanding shares of common stock, par value $0.01 per share, of the Company, including the associated preferred stock purchase rights, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated August 7, 2000 and the related Letter of Transmittal. Capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 14D-9.

     The following items in the Schedule 14D-9 are hereby amended and supplemented as follows:

Item 8.  Additional Information.

     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by the addition of the following paragraph at the end thereof:

     Antitrust. On August 21, 2000, the Company issued a press release, a copy of which is filed as Exhibit (a)(8) hereto, announcing that the waiting period under the HSR Act had expired. Early termination or expiration of the waiting period under the HSR Act was a condition to the Offer, and such condition has now been satisfied.

Item 9. Exhibits. Item 9 of the Schedule 14D-9 is hereby amended and supplemented to include the following additional exhibit:
EXHIBIT NO. (a)(8)	DESCRIPTION Press Release issued by the Company on August 21, 2000.
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SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
BURNS INTERNATIONAL SERVICES CORPORATION By: /s/ Robert E.T. Lackey Name: Robert E.T. Lackey Title: Vice President and General Counsel Dated: August 21, 2000
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